Exhibit 12
EL PASO CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(DOLLARS IN MILLIONS)

	For the Six Months Ended
	June 30,
	2005	2006
Earnings
Pre-tax income (loss) from continuing operations	$216	$695
Minority interests in consolidated subsidiaries	11	2
(Income) loss from equity investees	(171)	(97)

Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries and (income) loss from equity investees	56	600

Fixed charges	725	718
Distributed income of equity investees	147	112
Capitalized interest	(19)	(22)
Preferred returns on consolidated subsidiaries	(13)	(2)

Total earnings available for fixed charges	$896	$1,406

Fixed charges
Interest and debt expense	$703	$709
Interest component of rent	9	7
Preferred returns on consolidated subsidiaries	13	2

Total fixed charges	$725	$718

Ratio of earnings to fixed charges	1.24	1.96

Fixed charges
Interest and debt expense	$703	$709
Interest component of rent	9	7
Preferred returns on consolidated subsidiaries	13	2
Preferred stock dividend of parent	10	25

Total fixed charges	$735	$743

Ratio of earnings to combined fixed charges and preferred stock dividends	1.22	1.89

For purposes of computing these ratios, earnings means pre-tax income (loss) from continuing operations before:
      — minority interests in consolidated subsidiaries;
      — income or loss from equity investees, adjusted to reflect actual distributions from equity investments; and
      — fixed charges;
less:
      — capitalized interest; and
      — preferred returns on consolidated subsidiaries.
Fixed charges means the sum of the following:
      — interest costs, not including interest on rate refunds;
      — amortization of debt costs;
      — that portion of rental expense which we believe represents an interest factor; and
      — preferred stock dividends and preferred returns on consolidated subsidiaries.